Mail Stop 4631

                                                            July 16, 2018

Gary Croft
President and Chief Executive Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 101
Scottsdale, Arizona 85255

       Re:    Arrestage International, Inc.
              Amendment No. 7 to Registration Statement on Form S-1 Filed June 29, 2018
              File No. 333-222148

Dear Mr. Croft:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2018 letter.

General

   1. We note your response to comment 1 of our prior letter. Your prospectus cover page states that your offering will be a best efforts offering, yet you have provided for underwriting discounts and commissions in your use of proceeds section. Please revise all disclosures to clarify whether you are engaging a broker-dealer at this time, and if so, identify the broker-dealer and clarify the basis of the underwriting. Otherwise, please remove references to allocating offering proceeds toward commissions. If, after the registration statement is effective and your offering is underway, you engage a broker-
      dealer, you would need to file a post-effective amendment to the registration statement to identify the broker-dealer and expenses at that time.

   2. Please fill in any blanks in the Registration Statement.
 Gary Croft
Arrestage International, Inc.
July 16, 2018
Page 2

Dilution, page 36

    3. Please revise the second column of your table to appropriately reference March 31, 2018, rather than December 31, 2017.

Plan of Distribution, page 41

    4. Please revise to disclose that the fixed price is $2.00 per share.

Exhibit 5.1

    5. Given that yours is a primary offering and the shares being offered have not yet been issued, please have counsel revise the legal opinion to clarify that the shares "will be" -
       and not "has been" - legally issued, fully paid and non-assessable. Please refer to Sections
       II.B.1.a of Staff Legal Bulletin No. 19.

Exhibits 23.2

    6. Please amend your filing to include consent from your auditor that is updated to reference the appropriate filing.

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.


                                                              Sincerely,

                                                              /s/ Asia
Timmons-Pierce, for

                                                              Amanda Ravitz
                                                              Assistant
Director
                                                              Office of
Manufacturing and
                                                              Construction